INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

August 5, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901
on behalf of the 361° Absolute Alpha Fund (the “Fund” or “Registrant”)

Below is a summary of the comments provided by Mr. Brick Barrientos on July 25, 2011, with respect to the Preliminary Proxy filed on July 12, 2011 for the purpose of approving and appointing Elessar Investment Management, LLC, Morgan Dempsey Capital Management, LLC, NewSouth Capital Management, Inc. and SouthernSun Asset Management, LLC as new sub-advisors to the Fund.  All of the comments have been updated or explained below and are reflected in the Definitive Proxy filed concurrently with this correspondence.

1.	Introduction, disclose aggregate fees paid to the Fund’s advisor during the most recent fiscal year.

Response: The Fund’s fiscal year end is October 31st.  The Fund is new, commenced operations on December 31, 2010, and has not reached its fiscal year end.  However, the following text was added in the 1st paragraph under Current Investment Advisory Agreements of the Section titled “Introduction”:

“For the period of December 31, 2010, through June 30, 2011, the Fund paid 361º $75,181 in net advisory fees.”

2.	Clarify what assets (i.e., advisor or sub-advisor) the sub-advisory fees are based on.

Response:  The relevant paragraphs were revised to clarify that the sub-advisory fees are based on assets managed by the sub-advisor by adding the phrase “assets managed by [sub-advisor firm name].”

3.	Explain how the sub-advisor fulfilled the required factors under “Consideration of Proposed Sub-Advisory Agreement” section of each Proposal.

Response:  The following underlined text was added:

PROPOSAL 1

“At the meeting, the Board considered the services to be provided by Elessar to the Fund as its sub-advisor.  The Board considered a variety of matters including the background, education and experience of Elessar's portfolio management and operational personnel, noting that Elessar’s investment personnel have significant experience investing in domestic small-cap value securities; Elessar's capitalization and overall financial strength and stability, which the Board found to be satisfactory; Elessar's risk management processes, including its proprietary stock screening tool and other tools that allow it to calibrate the risk and reward parameters of each potential investment; its resources and related efforts to retain, attract and motivate capable personnel to serve the Fund, noting that its investment professionals receive an equity stake in the firm; and the overall general quality and depth of Elessar's organization, noting the strength of its investment and compliance personnel and its expertise in domestic small cap-value investment.  The Board also reviewed information regarding Elessar's investment philosophies and processes as well as its brokerage, trading and soft dollar practices, which they found to be satisfactory.”

PROPOSAL 2

“At the meeting, the Board considered the services to be provided by Morgan Dempsey to the Fund as its sub-advisor.  The Board considered a variety of matters including the background, education and experience of Morgan Dempsey's portfolio management and operational personnel, noting that its portfolio manager has significant investment experience and that Morgan Dempsey serves as investment manager to another mutual fund with a small and micro-cap value strategy; Morgan Dempsey's capitalization and overall financial strength and stability, which they found to be sufficient; its regulatory compliance systems and procedures; its risk management processes, including its use of research tools and specialized studies to aid in ongoing risk assessment; its resources and related efforts to retain, attract and motivate capable personnel to serve the Fund, noting Morgan Dempsey’s belief that its compensation structure is fair and stable, and with increases in assets and revenue, Morgan Dempsey has added to its research staff; and the overall general quality and depth of Morgan Dempsey's organization, noting the strength of Morgan Dempsey’s investment personnel and compliance resources, and its expertise in small and micro-cap value securities.  The Board also reviewed information regarding Morgan Dempsey's investment philosophies and processes as well as its brokerage, trading and soft dollar practices, which the Board found to be satisfactory.”

PROPOSAL 3

“At the meeting, the Board considered the services to be provided by NewSouth to the Fund as its sub-advisor.  The Board considered a variety of matters including the background, education and experience of NewSouth's portfolio management and operational personnel, noting that NewSouth’s investment personnel have significant industry experience; NewSouth's capitalization and overall financial strength and stability<, which the Board found to be satisfactory; its regulatory compliance systems and procedures; NewSouth's> risk management processes, including its layered approach to risk control and its rigorous stock screening process; its resources and related efforts to retain, attract and motivate capable personnel to serve the Fund, noting NewSouth’s success at retaining employees and that most employees receive an equity stake in the company; and the overall general quality and depth of NewSouth's organization, noting the strength and experience of its investment and compliance personnel and its expertise in small and mid-cap value investment.  The Board also reviewed information regarding NewSouth's investment philosophies and processes as well as its brokerage, trading and soft dollar practices, which they found to be satisfactory.”

PROPOSAL 4

“At the meeting, the Board considered the services to be provided by SouthernSun to the Fund as its sub-advisor.  The Board considered a variety of matters including the background, education and experience of SouthernSun's portfolio management and operational personnel, noting that SouthernSun’s portfolio manager has significant experience with investing in small and mid-cap securities; SouthernSun's capitalization and overall financial strength and stability, which they found to be satisfactory; its regulatory compliance systems and procedures; its risk management processes, including its proprietary internal research techniques, its portfolio construction risk controls and its enterprise business risk management considerations; its resources and related efforts to retain, attract and motivate capable personnel to serve the Fund, noting SouthernSun’s belief that its investment professionals receive competitive compensation packages; and the overall general quality and depth of SouthernSun's organization, noting the strength of SouthernSun’s investment and compliance personnel and its expertise in small and mid-cap securities.  The Board also reviewed information regarding SouthernSun's investment philosophies and processes as well as its brokerage, trading and soft dollar practices, which they found to be satisfactory.”

4.	Provide a description of each sub-advisor’s performance composite discussed under “Consideration of Proposed Sub-Advisory Agreement” section of each Proposal.

Response:                      The following underlined text was added:

“The Board reviewed information regarding the historical performance of Elessar's small cap value composite, which comprises all accounts managed by Elessar in the small cap value style with original balances over $200,000, …”

“The Board reviewed information regarding the historical performance of Morgan Dempsey's small and micro-cap value institutional composite, comprising fully discretionary Small/Micro-Cap Value commission based accounts with at least $100,000 in assets at time of entry, …”

“The Board reviewed information regarding the historical performance of NewSouth's small and mid-cap value composite, representing all of the discretionary, tax-exempt assets in fee-paying accounts invested with a small-mid cap value mandate with at least $1 million in assets …”

“The Board reviewed information regarding the historical performance of SouthernSun's small and mid-cap value composite, representing fully discretionary equity accounts invested in SMID cap securities (defined as equity securities with market capitalizations between $1 billion and $8 billion at initial purchase) with at least $500,000 in assets ($1 million prior to July 1, 2009).”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer